Chairman's Letter and Notice of Meeting

Annual General Meeting London 16 May 2007

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Unilever House, Blackfriars, London EC4P 4BQ
Telephone 020 7822 5252 Facsimile 020 7822 5951

Antony Burgmans	29 March 2007
Chairman

Dear shareholder,

It gives me great pleasure to write to you with the Notice of this year’s Annual General Meeting (AGM). The AGM will be held on Wednesday 16 May 2007 in our usual venue, the Queen Elizabeth II Conference Centre in Westminster, London SW1.

Enclosed with this letter you will find our Annual Review 2006, which includes summary financial information adequate to give a clear understanding of our performance. For those who have requested it, the Unilever Annual Report and Accounts 2006 is also enclosed. This provides a comprehensive statement of our accounts and full financial and statutory information. Both these documents and a wealth of other information about our business can be accessed on our website at www.unilever.com/investorcentre

Shareholders who have elected to receive their Annual Review and other AGM documents electronically will have received an email informing them how they can access these documents using the internet. Shareholders wanting to return their Proxy Form in this way can do so via www.unilever.com/shareholderservices I would encourage all those of you familiar with the internet to try this facility and details can be found on the back of your Proxy Form.

Institutional investors are able to cast their votes using CREST electronic proxy voting.

All your votes are important to us and I would urge you to complete and return the Proxy Form in good time.

2006 was once again a busy year for us at Unilever and Patrick Cescau, the Group Chief Executive, will be giving a full report on the progress of the business at the AGM.

During the past twelve months we have implemented the outcome of the review of Unilever’s dual structure which was approved at last year’s AGM. We also commenced a search for new Non-Executive Directors, taking into account shareholder requests for a more diverse Board, and completed the search for my successor.

We are delighted to propose for election at this year’s AGM four new Non-Executive Directors: Genevieve Berger, Narayana Murthy, Hixonia Nyasulu and Michael Treschow. As previously announced, Michael Treschow will be replacing me and will then be Unilever’s first independent Non-Executive Chairman.

All are distinguished in their respective fields and further strengthen the expertise and independence of the Board as well as broadening its diversity of background and experience. Their biographies are included on page 5 of this Notice.

Unilever PLC
Registered in England and Wales No 41424. Registered office: Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom

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In addition to my own retirement, this year also marks the retirement of our Chief Financial Officer, Rudy Markham, and of Lynda Chalker, one of our Non-Executive Directors.

Rudy retires after 39 years of distinguished service with Unilever during which time he has successfully occupied a number of senior executive positions. In 1998 he joined the Board as Strategy and Technology Director, being appointed Financial Director, now Chief Financial Officer, in 2000. On behalf of the Board I would like to acknowledge his outstanding career and thank him for the significant contribution he has made to our business throughout that time.

Lynda retires as a Non-Executive Director after three terms of three years. She has served as Chair of the Corporate Responsibility and Reputation Committee and throughout her time on the Board we have benefited from her wise counsel and expert knowledge of developing markets.

On your behalf I thank them both for their service.

To take into account fees payable to the additional Non-Executive Directors and to our new Chairman, we are proposing to raise the limit for Directors’ fees in the Articles of Association. With the exception of the increase in the Chairman’s fee to reflect current market practice, we do not intend to increase the actual level of the other Non-Executive Directors’ fees over those agreed in 2006. Further details on Unilever’s Directors’ fee structure can be found on page 6.

At the AGM, we will also be proposing some minor amendments to our Articles of Association in relation to our e-communications provisions and the voting rights of Ordinary shareholders in order to bring them in line with the share capital changes approved at last year’s AGM.

In addition, at this year’s AGM, following a review by the Remuneration Committee of the share based reward arrangements that apply to Executive Directors and other international executives around the world, we will be proposing the introduction of The Unilever Global Share Incentive Plan 2007

(Plan). By 2008, this new Plan will replace the existing TSR-based Long Term Incentive Plan and the Global Share Plan 2005, although it will capture the strategic intent of each. Further details of the new Plan and a summary of the terms of the Plan, including the performance conditions on vesting, are set out on page 7 and in Appendix 1.

The rest of the formal business, covering issues such as allotment and repurchase of shares and the approval of the Company’s Remuneration Report, will be generally familiar to you and full explanations are set out in the explanatory notes to the Notice.

Your Board believes that all the proposals to be put to you at this year’s AGM are in the interests of all shareholders.

We welcome questions at the AGM on all of the above issues and on any other topics relevant to our business. If you would like to be assured of the fullest possible response, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue.

I look forward to meeting as many of you as possible on the 16 May.

Yours sincerely

Antony Burgmans

Unilever Chairman’s Letter and Notice of Meeting 2007	2

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Unilever PLC Notice of Annual General Meeting 2007

Notice is hereby given that the Annual General Meeting of Unilever PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.00am on Wednesday 16 May 2007 to transact the following business:

Report and Accounts for the year ended 31 December 2006
1	To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2006, together with the Directors’ Report and the Auditors’ Report.

Approval of the Directors’ Remuneration Report for the year
ended 31 December 2006
2	To consider and, if thought fit, approve the Directors’ Remuneration Report for the year ended 31 December 2006 included within the Annual Report and Accounts 2006.

Declaration of dividend
3	To declare a dividend on the Ordinary shares.

Re-election of Executive Directors
To re-elect the following as Directors:

4	Mr P J Cescau
5	Mr C J van der Graaf
6	Mr R D Kugler

Re-election of Non-Executive Directors
To re-elect the following as Directors:

7	The Rt Hon The Lord Brittan of Spennithorne QC, DL
8	Professor W Dik
9	Mr C E Golden
10	Dr B Grote
11	The Lord Simon of Highbury CBE
12	Mr J-C Spinetta
13	Mr K J Storm
14	Mr J van der Veer

Election of Non-Executive Directors
To elect as Directors:

15	Professor G Berger
16	Mr N Murthy
17	Ms H Nyasulu
18	Mr M Treschow

Re-appointment and remuneration of Auditors
19	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.

20	To authorise the Directors to fix the remuneration of the Auditors.

Directors’ authority to issue shares
21	To consider and, if thought fit, to pass the following as an
Ordinary Resolution:

THAT the Directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £13 450 000 provided that this authority shall expire on the day preceding the fifth anniversary of the passing of this resolution save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired, and that this resolution shall cancel and replace the corresponding resolution passed at the last annual general meeting of the Company.

Disapplication of pre-emption rights
22	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT, subject to the passing of the previous resolution, the Directors be and are hereby given power pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by the previous resolution or, where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the said Act, as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:

(a) to the allotment of equity securities in connection with a rights issue in favour of Ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of all Ordinary shareholders are proportionate (as nearly as may be) to the respective number of Ordinary shares held by them subject only to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory or by virtue of shares being represented by depositary receipts, the requirements of any regulatory body or stock exchange, or any other matter; and

(b) to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount of £2 000 000;

and shall expire on the day preceding the fifth anniversary of the passing of this resolution save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Company’s authority to purchase its own shares
23	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT, pursuant to Article 64 of the Articles of Association, the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary shares of 3 1/9 pence each in the capital of the Company, subject to the following conditions:

(a) the maximum number of shares which may be hereby purchased is 131 million shares;

(b) the minimum price, exclusive of expenses, which may be paid for each share is 3 1/9 pence;

(c) the maximum price, exclusive of expenses, which may be paid for each share is not more than the higher of (1) five per cent above the average of the middle market quotations for the Ordinary shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days before the day on which the purchase is made; and (2) that stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC No. 2273/2003); and

3	Unilever Chairman’s Letter and Notice of Meeting 2007

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(d)	the authority conferred by this resolution shall, unless renewed prior to such time, expire on the date falling fifteen months after the passing of this resolution or, if earlier, at the conclusion of the next Annual General Meeting of the Company, save that the Company may before such expiry enter into any contract under which a purchase of Ordinary shares may be completed or executed wholly or partly after such expiry and the Company may purchase Ordinary shares in pursuance of such contract as if the authority conferred hereby had not expired.

Amendment to Articles of Association in relation to, inter alia, e-communications and voting rights
24	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT the Company’s Articles of Association be and are hereby amended by:

	(a)	deleting the definition of “address” below the definition of “electronic signature” in Article 2;

	(b)	adding the following sentence to the end of Article 90(c) after the words, “in respect of that share.” – “The proceedings at a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is delivered in a manner permitted by these articles by electronic communications but, because of a technical problem, it cannot be read by the recipient.”;

	(c)	adding the following sentences to the end of Article 151 after the words, “sending or delivering to all the joint holders.” – “If on three consecutive occasions a notice to a member has been returned undelivered, such member shall not thereafter be entitled to receive notices from the Company until he shall have communicated with the Company and supplied to the Company (or its agent) a new registered address, or a postal address within the United Kingdom for the service of notices, or shall have informed the Company, in such manner as may be specified by the Company, of an address for the service of notices by electronic communications. For these purposes, a notice sent by post shall be treated as returned undelivered if the notice is sent back to the Company (or its agent), and a notice sent by electronic communications shall be treated as returned undelivered if the Company (or its agent) receives notification that the notice was not delivered to the address to which it was sent.”;

	(d)	adding the following sentence to Article 154 after the end of the first sentence which ends with the words, “his registered address.” – “A person who is entitled by transmission to a share, upon supplying the Company with an address for the purposes of the electronic communication for the service of notices, may, at the absolute discretion of the Directors, have sent to him at such address any notice or document to which he would have been entitled if he were the holder of that share.” The wording of the article will then continue with, “Except where there is a person entitled by transmission to a share”;

	(e)	deleting Article 155(A) and substituting therefor the following: “155(A) If at any time by reason of the suspension or curtailment of postal services or of the relevant electronic communication system within the United Kingdom the Company is unable effectively to convene a general meeting by notice sent through the post or by electronic communications, a general meeting may be convened by notice advertised in at least two daily newspapers with a national circulation in the United Kingdom and in that event the notice shall be deemed to have been served on all members and persons entitled by transmission who are entitled to have notice of the meeting served upon them on the day when the advertisement appears. If at least six clear days prior to the meeting the posting of notices or sending by electronic communications to addresses through the United Kingdom has again become practicable, the Company shall send confirmatory copies of the notice by post or by electronic communications to the persons entitled to receive them.”;

(f)	deleting the words “On the 9th May 2006 the authorised capital of the Company is £136 275 682” in Article 9 of the Company’s Articles of Association and replacing them with – “On the 22nd May 2006 the authorised capital of the Company was £136 275 682”; and

(g)	deleting the amount of “1.4p” in Article 83 and inserting “3 1/9p” in its place.

Amendment to Articles of Association in relation to Directors’ Remuneration
25	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT Article 109 of the Company’s Articles of Association be and is hereby amended by deleting “£1 500 000” and inserting “£2 000 000” in its place.

The Unilever Global Share Incentive Plan 2007
26	To consider and, if thought fit, pass the following as an Ordinary Resolution:

THAT

(a) The Unilever Global Share Incentive Plan 2007 (the “Plan”), the principal features of which are summarised in Appendix 1 to this Notice and a copy of which is produced in draft to this Meeting and signed by the Chairman for the purpose of identification, be approved and the Directors be authorised to do all acts and things necessary and expedient to adopt and operate the Plan, including making such modification as the Directors consider appropriate to take account of regulatory requirements and best practice;

(b) The Directors be authorised to establish such further plans similar to and based on the Plan for employees in particular countries, subject to such modifications as may be necessary or desirable to take account of local securities laws, exchange control and tax legislation.

This resolution will only become effective if agenda item 8 as set out in the notice of Annual General Meeting of Unilever N.V. to be held on 15 May 2007 in Rotterdam, the Netherlands or at any adjournment thereof was approved.

By order of the Board

S G Williams
Secretary	29 March 2007

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Explanatory notes to the Notice of Annual General Meeting 2007

Formalities of the Meeting
Shareholders who are unable to attend the Meeting in person may appoint a Proxy to attend in their place. A Proxy Form is included with the Notice of Meeting for this purpose, and details of how to complete it (including how to return an electronic version using the internet) are given on the reverse of the form.

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 specifies that only those shareholders registered in the Register of Members of the Company as at 6.00pm on Monday 14 May 2007 shall be entitled to attend and vote at the Annual General Meeting (AGM) in respect of the number of shares registered in their name at that time. Changes to entries on the Register of Members after 6.00pm on Monday 14 May 2007 shall be disregarded in determining the rights of any person to attend and vote at the AGM.

Report and Accounts for the year ended 31 December 2006 (resolution 1)
The Directors must lay the Company’s Accounts, the Directors’ Report and the Auditors’ Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts and the Directors’ Report, and the Auditors have prepared their Report.

Approval of Directors’ Remuneration Report (resolution 2)
The Directors must include specified information within their Remuneration Report in accordance with the Directors’ Remuneration Report Regulations 2002. The Directors’ Remuneration Report for the year ended 31 December 2006 has been prepared accordingly and approved by the Directors. The Directors’ Remuneration Report is included within the Unilever Report and Accounts 2006 with a summary in the Unilever Annual Review 2006, copies of which are available on Unilever’s website at www.unilever.com/investorcentre Members must, under the regulations, be given the opportunity to approve it. While the vote is advisory, it will be taken into account when considering the future operation and development of the Company’s remuneration policy.

Declaration of dividend (resolution 3)
The final dividend for the year must be approved by the members. The amount to be declared as a final dividend may not exceed the amount recommended by the Directors, which is 32.04p per Ordinary share of 3 1/9p. If approved, the final dividend will be paid on 21 June 2007 to shareholders on the Register of Members at 25 May 2007.

Re-election of Executive Directors (resolutions 4 to 6)
Unilever PLC’s Articles of Association require the annual retirement and re-election of its Directors. All the existing Executive Directors are proposed for re-election, with the exception of Mr R H P Markham, who will be retiring at the 2007 AGM.

Biographical details concerning each Director proposed for re-election can be found on pages 24 and 25 of Unilever’s Annual Review 2006 and on page 46 of the Unilever Report and Accounts 2006, copies of which are available on Unilever’s website at www.unilever.com/investorcentre

The same Directors are also being proposed for re-election to the Board of Unilever N.V.

Re-election/election of Non-Executive Directors (resolutions 7 to 18)
Unilever PLC’s Articles of Association require the annual retirement and re-election of its Directors. All the existing Non-Executive Directors are proposed for re-election, with the exception of Mr Burgmans and Lady Chalker, who will each be retiring at the 2007 AGM.

In addition four new Non-Executive Directors are to be proposed for election, Professor G Berger, Mr N Murthy, Ms H Nyasulu and Mr M Treschow.

The same persons are being proposed for re-election/election as Non-Executive Directors of Unilever N.V.

Biographical details concerning each of the Non-Executive Directors proposed for re-election can be found on pages 24 and 25 of Unilever’s Annual Review 2006 and on page 46 of the Unilever Report and Accounts 2006, copies of which are available on Unilever’s website at www.unilever.com/investorcentre

The biographical details for the new Non-Executive Directors proposed for election are set out below. More extensive biographies are available on Unilever’s website at www.unilever.com/investorcentre

Professor G Berger

Genevieve Berger is a Professor of Biophysics and Medical Imaging at Paris University VI. She is also Chairman of the Advisory Board ‘Health’ for the EU Commissioner for Research. She was until 2003 Director General of the Centre National de la Recherche Scientifique.

If elected a Director of Unilever, Professor Berger will become a member of the Corporate Responsibility & Reputation Committee.

Mr N Murthy

Narayana Murthy is co-founder and Chairman of Infosys Technologies Limited. He has led key corporate governance initiatives in India and is, amongst other things, a member of the Asia Pacific Advisory Board of BT Group Plc.

If elected a Director of Unilever, Mr Murthy will become a member of the Corporate Responsibility & Reputation Committee.

Ms H Nyasulu

Hixonia Nyasulu, is a Non-Executive Director of Sasol Limited and Anglo Platinum and an Advisory Board Member of JP Morgan South Africa. She was previously a Non-Executive Director of Development Bank of South Africa.

If elected a Director of Unilever, Ms Nyasulu will become a member of the Corporate Responsibility & Reputation Committee.

Mr M Treschow

Michael Treschow is currently Chairman of both Ericsson and Electrolux, and a Non-Executive Director of ABB Group. He will be standing down in April 2007 as Chairman of Electrolux. He is currently the Chairman of the Confederation of Swedish Enterprise but will relinquish this position in May 2007 when his term expires. He is also a prominent member of both UNICE (the European Employers Federation), and the Transatlantic Business Dialogue.

If elected a Director of Unilever, Michael Treschow, will become its first independent Non-Executive Chairman.

The Board has determined that, in its judgement, all the Non-Executive Directors being proposed for re-election/election are independent.

5	Unilever Chairman’s Letter and Notice of Meeting 2007

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Re-appointment of Auditors (resolution 19)
At each meeting at which Accounts are laid before the members, the Company is required to appoint Auditors to serve until the next such meeting.

Remuneration of Auditors (resolution 20)
This Resolution gives authority to the Directors to determine the Auditors’ remuneration, which is then disclosed in the next Accounts of the Company.

Directors’ authority to issue shares (resolution 21)
Renewal of this authority is sought at the AGM each year. Section 80 of the Companies Act 1985 provides that the Directors may not issue new shares without shareholder approval. The purpose of this Resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £13 450 000 in new shares at their nominal value. At 1 March 2007, being one month before the date of the Notice of Meeting, this represented approximately 33% of the Company’s issued Ordinary share capital (calculated exclusive of treasury shares). There is no current intention to issue shares pursuant to this authority. At 1 March 2007, the Company held 11.55 million treasury shares which is equal to 0.89% of the issued share capital (excluding treasury shares) in issue as at that date.

Disapplication of pre-emption rights (resolution 22)
Renewal of this authority is sought at the AGM each year. Under the Companies Act 1985 shareholders have ‘rights of pre-emption’ in relation to the issue of new shares: that is to say, the shares must be offered first to the existing shareholders in proportion to their holdings. Under Section 89 of the Act the Directors require the authority of the shareholders if they wish to disapply these rights. In the case of a rights issue, there could be legal, regulatory or practical difficulties in issuing new shares to some shareholders, particularly those resident overseas, and part (a) of this Resolution permits the Directors to make the appropriate exclusions or arrangements to deal with this.

In addition, there may be circumstances when the Directors consider it in the best interests of the Company to issue shares to another party or parties without first offering them to existing shareholders, for example, to finance a business opportunity. Part (b) of this Resolution gives them authority to do so, up to a limit of £2 000 000 in new shares at their nominal value, which at 1 March 2007 was approximately 5% of the Company’s issued Ordinary share capital.

Company’s authority to purchase its own shares (resolution 23)
Renewal of this authority is also sought at the AGM each year. The Directors believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this Resolution provides the authority from shareholders to do so. This authority is also necessary to enable us to carry out our share buy back programme. Under this programme, barring any significant movements in exchange rates, we currently intend, together with Unilever N.V., to buy in up to €1.5 billion in aggregate of both companies’ shares in 2007. The Directors will only buy back shares under the programme when they consider that such purchases would increase earnings per share and would be in the best interests of the shareholders generally.

The Resolution specifies the maximum number of shares which may be acquired (which at 1 March 2007 represented just under 10% of the Company’s issued capital) and the maximum and minimum prices at which they may be bought.

The purchase of shares by the Company under this authority would be carried out by a purchase in the market, and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time. Any shares purchased would be cancelled, unless they were held as ‘treasury shares’, in which case they could be held in the name of the Company pending resale.

Amendments to Articles of Association in relation to, inter alia, e-communications and voting rights (resolution 24)
(i)	The changes to Articles 2, 90(c), 151, 154 and 155A are intended to provide additional clarification to the way in which the Company uses electronic communications to communicate with its shareholders, especially to clarify the appropriate course of action in circumstances where electronic communications systems have failed in some way.

(ii)	The change to Article 9 clarifies the authorised share capital position and its date of implementation following the implementation of the share consolidation.

(iii)	The change to Article 83 under which it is proposed to attribute one vote to each 3 1/9p nominal of capital (instead of each 1.4p of capital) is designed to bring the voting arrangements into line with the consolidation of ordinary shares into shares of 3 1/9p. The consolidation was implemented at the AGM in 2006 and followed on from the review of Unilever’s dual structure. This will be a simplification and, being a change affecting all ordinary shares, will not affect the voting influence of any given shareholding.

Amendment to Articles of Association in relation to Directors’ Remuneration (resolution 25)
We are proposing to raise the limit on Directors’ fees from £1 500 000 to £2 000 000.

The limit for Directors’ fees has been raised to provide additional headroom to enable Unilever to pay an increased Chairman’s fee in line with market practice and to allow for additional new Non-Executive Directors. Apart from the Chairman’s fee, the existing fee structure for Non-Executive Directors remains the same as for 2006.

Under the current arrangement, it is the intention that half of the Chairman’s and Non-Executive Directors’ fees will be paid by Unilever PLC (figures below shown in £) and half by Unilever N.V. (figures below shown in €).

Chairman	£237 500	plus	€360 000
Senior Independent Director	£45 000	plus	€65 000
Chairman of the Audit Committee	£38 000	plus	€55 000
Board Committee Chairman	£35 000	plus	€50 000
Non-Executive Directors	£31 000	plus	€45 000

An additional allowance of £5 000 per meeting will be paid to Non-Executive Directors who have to travel to meetings from outside Europe.

The Remuneration Committee, on advice from Towers Perrin, believes that the fees payable to the Chairman and Non-Executive Directors are fair in light of the responsibilities to be carried out by them and in view of the need to attract and retain Non-Executive Directors of the appropriate calibre and standing.

The Executive Directors will continue to be remunerated as managers and the Directors’ Remuneration Report is put before shareholders each year. Furthermore, members of the Remuneration Committee will make themselves accountable for their actions by putting themselves forward to you for re-election each year.

Unilever Chairman’s Letter and Notice of Meeting 2007	6

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The Unilever Global Share Incentive Plan 2007 (resolution 26)
This resolution seeks shareholders’ approval for the introduction of The Unilever Global Share Incentive Plan 2007 (“the Plan”). Following a review by the Remuneration Committee of the remuneration arrangements which apply to Executive Directors and other international executives of the Group, the Committee has decided to group future long term incentive arrangements under the Plan. By 2008, the Plan will replace the existing TSR-based Long Term Incentive Plan and the Global Performance Share Plan 2005 for all participants. This will greatly simplify long term incentive arrangements and provide the required flexibility in today’s global market for structuring awards.

Under the first operation of the Plan in 2007, awards will be made, consisting of conditional rights to receive either Unilever N.V. or Unilever PLC shares (or the equivalent amount in cash), at the end of a three-year performance period.

There will be two internally focused performance measures: underlying sales growth and ungeared cash flow and one external performance measure: relative TSR. A proportion of the award will be tested against each measure. More information on the performance targets is set out in Appendix 1.

Share capital
At 1 March 2007 the total number of Ordinary shares was 1,310,156,361 (representing 2,911,458,580 voting rights) and the total number of Deferred shares was 100,000 (representing 7,142,857 voting rights).

Documents for inspection
Copies of the Directors’ service contracts, the existing and proposed (amended) Articles of Association and the rules of The Unilever Global Share Incentive Plan 2007 are available for inspection at Unilever’s offices, at Weena 455, Rotterdam in the Netherlands and Blackfriars, London EC4P 4BQ in the United Kingdom, from the date of this Notice of AGM until the close of the AGM. They are available during normal business hours on any weekday (excluding public holidays) and at the place of the AGM from at least 15 minutes before the meeting until the close of the meeting.

Recommendation
The Directors believe that the proposals set out in the Notice of Meeting are in the best interests of the Company. Accordingly, they unanimously recommend that you vote in favour of each Resolution, as they intend to do themselves in respect of their own shares in the Company.

7	Unilever Chairman’s Letter and Notice of Meeting 2007

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Appendix 1 (resolution 26) Notice of Annual General Meeting 2007

The Unilever Global Share Incentive Plan 2007
1	Plan
The principal terms of The Unilever Global Share Incentive Plan 2007 (the “Plan”) are set out below. Under the Plan, awards of free shares in Unilever N.V. or Unilever PLC may be made to employees and Executive Directors of Unilever. The shares will be received subject to the satisfaction of performance conditions and provided they remain in employment.

2	Operation
Awards in 2007 will be granted within 42 days of shareholder approval of the Plan, and in 2008 and thereafter, normally within 42 days after the announcement of Unilever’s results for any period. It is the intention to grant awards annually, but in exceptional circumstances they may also be granted at other times.

The first operation of the Plan will be to make awards to Executive Directors and other senior executives. Those executives that will receive awards under the Plan will no longer participate in the Global Performance Share Plan and the TSR LTIP Plan.

Awards under the Plan will be extended to other members of staff in 2008 and beyond.

3	Eligibility
All employees and Executive Directors of Unilever N.V. and Unilever PLC (and any subsidiaries) are eligible to participate in the Plan. Participation by Executive Directors, including the size of the awards and the terms of the performance conditions, will be determined by the Remuneration Committee (the “Committee”).

Participants will only be eligible to receive shares if they satisfy two sets of conditions. The first, being the performance conditions summarised in paragraph 4 below, and the second, being an employment condition that participants are still in employment three years after the award date subject to the provisions summarised in paragraph 6 below.

4	Performance conditions
The vesting of shares and the number of shares received at the end of the performance period will be subject to the satisfaction of certain pre-determined performance conditions. The aim of these is to link the vesting of shares to an improvement in the performance of Unilever over a three-year performance period.

The performance conditions will be set by the Committee each time the Plan is operated. For the 2007 awards, the vesting of shares will be conditional on the achievement of three distinct performance conditions over the performance period. The performance period will be a three-year period which will begin on 1 January 2007 and end on 31 December 2009.

The vesting of 40% of the shares comprised in the award will be based on a condition measuring Unilever’s relative total shareholder return (TSR) against a comparator group with 20 other companies over that three year period. TSR measures the returns received by a shareholder, capturing both the increase in share price and the value of dividend income (assuming dividends are re-invested). The TSR results are compared on a single reference currency basis.
No shares (in the portion of the award subject to TSR) will vest if Unilever is ranked below position 11 of the TSR ranking table over the three-year period. 50% of the shares will vest if Unilever is ranked 11th among the peer group, 100% if ranked 7th, and 200% will vest if Unilever is ranked 3rd or above in the table. Straight-line vesting will occur between these points.

The TSR peer group is as follows:

Avon	Kraft
Beiersdorf	Lion
Cadbury Schweppes	L’Oréal
Clorox	Nestlé
Coca-Cola	Orkla
Colgate	Pepsico
Danone	Procter & Gamble
Heinz	Reckitt Benckiser
Kao	Sara Lee
Kimberly-Clark	Shiseido

The vesting of a further 30% of the shares comprised in the award will be conditional on achieving an underlying sales growth target. Underlying sales growth is well established within Unilever and focuses on the maintenance and growth of Unilever’s top-line revenue. In the Remuneration Report relating to the payment, we will show the target and actual performance.

The vesting of the final 30% of the shares comprised in the award will be conditional on achieving an ungeared cash flow target. Ungeared cash flow is the basic driver of the returns Unilever is able to generate for shareholders. In the Remuneration Report relating to the payment, we will show the target and actual performance.

Awards will only vest if and to the extent that the respective performance conditions are satisfied. They will lapse at the end of the performance period to the extent that the performance conditions have not been satisfied. There will be no retesting.

Performance for each condition will be assessed independently from the other conditions over the performance period. Vesting of the business performance-focused part of the Plan will depend on meeting challenging objectives. It is intended to continue with the same principles as agreed for The Unilever Global Performance Share Plan 2005; no vesting if performance is below the minimum of the range, 25% vesting for achieving the minimum, 100% vesting for achieving target and 200% vesting only at or substantially above the top end of the range.

The Committee can set different performance conditions from those described above for future awards which will be described in the directors’ remuneration report in the Report and Accounts. The Committee may also vary or adjust the performance conditions applying to existing awards to take account of events the Committee considers exceptional, including technical events, such as changes in accounting standards and treatment, and the takeover of a company in the comparator group, provided in the opinion of the Committee the amended condition is fair and reasonable and no less challenging than the original condition would have been but for the exceptional event.

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5	Directors’ limits
The 2007 awards will not exceed 120% of base salary for the Executive Directors and 135% of base salary for the Group Chief Executive. From 2008 onwards, to give the required flexibility to the Company and to take account of the competitive global market in which it operates, the rules of the Plan provide that, if the Committee so determines, annual awards of up to 200% of base salary can be made for the Group Chief Executive, with a commensurate increase for the Executive Directors, which would allow annual awards of up to just below 180% of base salary to be made. The above limits may, however, be exceeded in exceptional circumstances, as determined by the Committee, for example in order to facilitate recruitment.

6	Leaving employment
An award will normally lapse where participants leave the group before they become eligible to receive the shares unless the employment ceases due to ill health, injury or disability, retirement, redundancy, death, a sale of the employing business or company, or for other reasons specifically allowed by the Committee. If a participant ceases employment in such circumstances, any subsisting awards held by that participant will normally continue until the end of the performance period. The performance conditions will then be applied to determine the extent to which the award may vest, but the number of shares will also be reduced on a pro rata basis to take account of the proportion of the period to the third anniversary of the award when the participant was not in employment. In exceptional circumstances, the Committee may use its discretion to determine that shares will be received immediately on leaving but only to the extent that the performance conditions have, in the opinion of the Committee, been satisfied up to the date of cessation of employment.

7	Change of control, merger or other reorganisations
Generally, on a takeover, scheme of arrangement, merger or other corporate reorganisation, awards may vest and the number of shares received (if any) will be calculated by applying the performance conditions as at the date of the event. The Committee may also reduce the number of shares due to the early vesting. Alternatively, participants may be allowed or required to exchange their awards for awards over shares in another company.

8	Variations
Participants will be notified by Unilever N.V. or Unilever PLC where there is a variation in the share capital of Unilever N.V. or Unilever PLC, a demerger or a special dividend. If this occurs, the Committee may adjust the awards in any way it considers appropriate.

9	Rights
Participants have no rights in respect of shares subject to awards before vesting. However, the Committee may determine on vesting of awards that participants will receive additional shares to take account of dividends paid before vesting. There is, however, no current intention to transfer such additional shares.

Any shares issued under the Plan will rank equally with shares of the same class and issue on the date of allotment except in respect of rights by reference to a record date before the date of allotment.
10	Dilution limits
In any 10 year period, not more than 10% of the issued ordinary share capital of Unilever N.V. and Unilever PLC may be issued or committed to be issued under the Plan and all other employee share plans operated by Unilever N.V. and Unilever PLC. In addition, in any 10 year period, not more than 5% of the issued ordinary share capital in Unilever N.V. and Unilever PLC may be issued or committed to be issued under the Plan and all other discretionary share plans adopted by Unilever N.V. and Unilever PLC. If shares are transferred from Treasury to satisfy awards, these will also be counted towards the dilution limits for as long as it is required by the ABI guidelines. Awards which have lapsed do not count towards these limits.

11	Amendments to the Plan
The Committee may amend the Plan as it considers appropriate. However, shareholder approval will be required to amend certain provisions of the Plan if they are to the advantage of the participants. These provisions relate to: eligibility; individual and Plan limits; the basis for determining entitlements to shares; rights attaching to shares; rights in the event of a variation in Unilever N.V. and Unilever PLC’s share capital; and the amendment powers.

However, the Committee may, without shareholder approval, establish further local plans based on the rules but modified to take account of participants in local territories and make minor amendments to facilitate the administration of the Plan, which relate to any change in the legislation, or which will obtain or maintain favourable tax, exchange control or regulatory treatment for any participating company or any participant.

The Plan provides flexibility in certain circumstances to make awards of forfeitable shares, grant nil or nominal cost options or market value options, make equivalent cash awards or satisfy participants’ entitlement on vesting in cash. All awards have substantially the same terms unless stated otherwise and the receipt of shares will be subject to the satisfaction of performance conditions. However, in exceptional circumstances, awards may also be made without reference to performance conditions, for example, to facilitate recruitment.

12	Termination
The Plan will terminate on the tenth anniversary of the date of approval by the shareholders, but the Committee can terminate the Plan at any time before that date.

9	Unilever Chairman’s Letter and Notice of Meeting 2007

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